Playtika Holding Corp.

c/o Playtika Ltd.

HaChoshlim St 8

Herzliya Pituarch, Israel

January 12, 2021

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:      Matthew Crispino

Jan Woo

Re:	Playtika Holding Corp.
Registration Statement on Form S-1, as amended (File No. 333-251484)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1, as amended (File No. 333-251484) (the “Registration Statement”) of Playtika Holding Corp. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on January 14, 2021, or as soon as practicable thereafter, or at such later time as the Company may orally request via telephone call to the staff of the Securities and Exchange Commission (the “Commission”). Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Michael A. Treska at (714) 755-8197 or, in his absence, Darren J. Guttenberg at (714) 755-8050.

We understand that the staff of the Commission will consider this request as confirmation by the Company that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact Michael A. Treska of Latham & Watkins LLP at the number set forth above.

Thank you for your assistance in this matter.

Very truly yours, Playtika Holding Corp.

By:	/s/ Craig Abrahams
Name:	Craig Abrahams
Title:	President and Chief Financial Officer